Our ref:
Your ref:
Telephone: 020 7528 6298
Date: 11 May 2007

RECEIVED
2007 MAY 18 A 10:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Legal & General

Legal & General Group
Temple Court
11 Queen Victoria Street
London
EC4N 4TP

Tel: 020 7528 6200
Fax: 020 7528 6222

www.legalandgeneral.com

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

07023662

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- *Directorate change*

Please stamp and return enclosed receipt copy letter.

Yours faithfully,

J W Maddock
Head of Investor Relations

Enc

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

5/18
5/22

Our ref:
Your ref:
Telephone: 020 7528 6298
Date: 11 May 2007

RECEIVED

2007 MAY 18 A 10: 13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Legal & General

Legal & General Group
Temple Court
11 Queen Victoria Street
London
EC4N 4TP

Tel: 020 7528 6200
Fax: 020 7528 6222

www.legalandgeneral.com

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- *Q1 2007 New Business Results*

Please stamp and return enclosed receipt copy letter.

Yours faithfully,

J W Maddock
Head of Investor Relations

Enc

END